UNIVERSAL STUDIOS JAPAN

RECEIVED

2008 OCT -8 P 12:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08005249

File No. 82-35074

October 6, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: USJ Co., Ltd. – Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- An English translation of documents published, filed, or distributed since July 18, 2008, attached as Annex A hereto.

If you have any questions or requests for additional information, please contact us at 011-81-6-6465-3134 (telephone) or 011-81-6-6465-3534 (facsimile).

Very truly yours,

USJ Co., Ltd.

By Koji Iida

Name: Koji Iida
Title: Director and General Manager,
Finance & Administration Division

Enclosures

PROCESSED
OCT 10 2008
THOMSON REUTERS

株式会社ユー・エス・ジェイ 〒554-0031 大阪市此花区桜島2丁目1番33号
USJ CO.,LTD. 2-1-33 SAKURAJIMA, KONOHANA-KU, OSAKA 554-0031 JAPAN
www.usj.co.jp

ANNEX A

LIST OF DOCUMENTS
PUBLUSHED, FILED OR DISTRIBUTED
SINCE July, 18 2008

A. ENGLISH LANGUAGE DOCUMENTS

1. Financial Results from April 1, 2008 to June 30, 2008 (Non-consolidated), dated July 30, 2008 (Attached here to as Exhibit A-1)
2. News Release of Financial Results from April 1, 2008 to June 30, 2008 (Non-consolidated), dated July 30, 2008 (Attached here to as Exhibit A-2)
3. News Release of New Attraction, dated August 28, 2008 (Attached here to as Exhibit A-3)

株式会社ユー・エス・ジェイ 〒554-0031 大阪市此花区桜島2丁目1番33号
USJ CO.,LTD. 2-1-33 SAKURAJIMA, KONOHANA-KU, OSAKA 554-0031 JAPAN
www.usj.co.jp

TRANSLATION

Financial Results for the three-month period ended June 30, 2008

(Non-consolidated) July 30, 2008

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

Company Name: USJ Co., Ltd. Stock Exchange Listed: Tokyo Stock Exchange (Mothers)
Code Number: 2142 URL: http://www.usj.co.jp/

Representative: Glenn Gumpel, Representative Director & President

Contact: Shunichi Shibata, IR Office, Finance & Administration Division TEL: +81(6)-6465-3134

(Fractional amounts less than one million yen are discarded.)

1.Financial results for the three- month period ended June 30,2008 (From April 1, 2008 to June 30, 2008)

(1) Operating Results (The numbers of the % column are fluctuation compared with the first quarter of the previous year.)

	Sales		Operating Income		Ordinary Income		Net Income	
	Millions	%	Millions	%	Millions	%	Millions	%
April 1 to June 30, 2008	15,245	—	1,004	—	1,374	—	1,362	—
April 1 to June 30, 2007	16,825	7.9	1,633	348.1	1,614	—	1,609	—

	Net Income Per Share	Net Income Per Share (diluted)
	Yen	Yen
April 1 to June 30, 2008	629 36	617 41
April 1 to June 30, 2007	747 55	743 20

(2) Financial Position

	Total Assets	Net Assets	Equity Ratio	Net Assets Per Share
	Millions	Millions	%	Yen
June 30, 2008	123,010	48,421	39.3	22,343 18
Year ended March 31, 2008	130,511	48,656	37.3	22,463 64

(Million yen)

(Reference) Shareholder's equity June 30, 2008 48,387 Year ended March 31, 2008 48,631

2.Dividend

	Dividend per share (Yen)				
(Record Date)	First quarter	Second quarter	Third quarter	End of the year	Total
Year ended March 31, 2008	—	750.00	—	750.00	1,500.00
Year ended March 31, 2009	—	—	—	—	—
Year ended March 31, 2009 (Forecast)	—	1,400.00	—	1,400.00	2,800.00

Note: Revision of dividend forecast in this quarter: No

3.Forecast for the Fiscal Year Ending March 31,2009 (From April 1, 2008 to March 31, 2009)

(The numbers of the % of are fluctuation compared with the same period of the previous year)

	Sales		Operating Income		Ordinary Income		Net Income		Net Income Per Share
	Millions	%	Millions	%	Millions	%	Millions	%	Yen
First half of the year	36,340	—	4,650	—	3,860	—	3,800	—	1,754 66
Full-business year	73,650	0.7	11,140	32.6	9,580	36.3	7,400	9.4	3,416 98

Note: Revision of forecasts in this quarter: No

4.Others

(1) Simplified accounting method or special accounting method for preparing quarterly financial reports adopted: Yes

(Note) Please refer to Qualitative Information and Financial Statements, 4. Other on page 6.

(2) Changes in accounting principles, procedures and disclosures

1.Changes in accounting principles: Yes

2.Changes in other than the above: No

(Note) Please refer to Qualitative Information and Financial Statements, 4. Other on page 6.

(3) Number of shares issued and outstanding during the period

1. Outstanding stock (Including treasury stock)	June 30, 2008	2,165,658 shares	March 31, 2008	2,164,915 shares
2. Treasury stock	June 30, 2008	—shares	March 31, 2008	—shares
3. Average number of stock	April 1 to June 30, 2008	2,165,351 shares		
	April 1 to June 30, 2007	2,152,490 shares		

Note: Explanation regarding appropriate usage of business forecast and remarks

(1) USJ Co. has no made any modification to the forecast for the fiscal year ending March 31, 2009 announced on May 9, 2008.

(2) The forward-looking statements made in this document are based on the current assumptions and beliefs of USJ Co. in light of the information currently available to it, and involve risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause USJ Co.'s actual results to be materially different from any future results expressed in these forward-looking statements.
Please refer to, "Qualitative Information and Financial Statements, 3.Qualitative Information regarding Forecast for Fiscal Year ending March 31, 2009 on page 6 regarding business assumptions and forecast.

(3) Effective from the fiscal year ending March 2009, the Company has adopted "Accounting Standard for Quarterly Financial Reporting" (ASBJ Standard No. 12) and "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14). The Company has prepared quarterly financial statements according to "Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements."

Qualitative Information and Financial Statements

1. Qualitative Information regarding business results

While the Company's financial results for the first quarter of the fiscal year ending March 31, 2009 (FY2008) declined versus the same period of FY2007 as described later, they were in line with the Company's internal plans and profitability significantly grew from the same period of FY2006.

On May 9, 2008, the Company released a forecast of its financial results for FY2008 which reflected declines in the first six months of the fiscal year versus the same period of the prior year. The Company considered several factors in establishing these declines including the favorable attendance impact in the first quarter of FY2007 from the opening of the major coaster attraction Hollywood Dream the Ride in March, 2007 and the shorter Golden Week holidays in the first quarter of FY2008.

The Company's forecast of its financial results for FY2008 remains unchanged.

(Business results)

On March 18, 2008, a new attraction Fantastic World was opened to commemorate the seventh anniversary of Universal Studios Japan. This attraction enjoyed continued popularity in the first quarter. This new original show, features dynamic and energetic live performances on three giant mobile set stages blended with various musical cultures, building emotional connection between the guests and the park.

From June 1 to July 21, 2008, Rainy Day Campaign was implemented to attract more visitors in the rainy season. Rainy Studio Passes were distributed to visitors when it rained during the campaign period, and the Pass allows the visitor to come back to the park again by August 31, 2008. Offering the Pass was well received by the visitors.

For overseas promotion in FY2008, the Company nominated a popular Korean vocal group Tohoshinki as the Ambassador of Universal Studios Japan in Asia, and they will communicate the appeal of the park in Asian countries throughout the year.

With these actions implemented, however, attendance in the first quarter was slightly down from the same period of the previous year. The decline was due to the diminished attendance impact in the first quarter of FY2007 from the opening of the major coaster attraction Hollywood Dream the Ride and the shorter Golden Week holidays and the larger number of rainy days in the first quarter of FY2008.

As a result, Sales of this first quarter were ¥15,245 million, a decline by ¥1,579 million or 9.4% from the same period of the previous year.

Operating Income was ¥1,004 million, a decline by ¥ 629 million or 38.5% from year-ago period, despite the company's continued efforts to control operating cost.

Ordinary income was ¥1,374 million, a decline by ¥239 million or 14.8% from year-ago period. This included was refund of development costs (under the licensing agreement with Universal, part of development costs for the attractions of the Company is reimbursed when other Universal Tourist Attractions install those

attractions)and reduction of interest expense.

Net income for the first quarter was ¥1,362 million, a decline by ¥246 million or 15.3% from year-ago period.

In the second quarter of this fiscal year, the Company has launched several events and new promotions to drive summer attendance. Universal Water Parade is currently offered from July 10 to August 31, 2008, providing guests with further interactive moment with the parade performers. Special summer-limited show based on internationally popular anime contents NARUTO is performed from July 19 to August 31, 2008. Summer Special Pass offering unlimited repeat visit in summer and Summer Twilight Pass for park admission after 3 p.m. are sold from July 10 to August 31, 2008, to drive visitors from one-day trip market during the summer vacation season.

From September 4 to November 3, 2008, the Company is going to hold Halloween event with new product offerings and introduce Halloween Twilight Pass to attract visitors to the event.

In the third and forth quarters, new and enhanced Christmas event will be introduced from November 6, 2008, to January 6, 2009, and a new major attraction is planned to open in March 2009.

With these programs, the Company is aiming at achieving the business results at the end of the year as forecasted.

2. Qualitative information regarding financial condition

(1) Financial Position

(Assets)

Total assets as of June 30,2008 were ¥123,010 million, decreased by ¥7,500 million from the end of the previous fiscal year.

Current assets were ¥32,824 million, decreased by ¥4,455 million from the end of the previous fiscal year due to repayment of long-term liability and payment of cash dividend.

Fixed assets were ¥90,186 million, decreased by ¥3,045 million from the end of the previous fiscal year due to progress of depreciation of theme park facilities.

(Liabilities)

Total liabilities as of June 30, 2008 were ¥74,589 million, decreased by ¥7,265 million from the end of the previous fiscal year.

Current liabilities were ¥19,850 million, decreased by ¥4,574 million from the end of previous fiscal year. This was due to decrease of advances received by ¥2,480 million, mainly composed of Partnership fee and Annual pass fee, as they were recognized as revenue appropriately based on each accrued period.

Long-term liabilities were ¥54,738 million, decreased by ¥2,691 million from the end of the previous fiscal year. It was primarily due to decrease of long-term loans payable reclassified as current portion of long-term loans payable.

(Net Assets)

Total net assets as of June 30, 2008 were ¥48,421 million, decreased by ¥234 million from the end of the previous fiscal year. It was mainly due to payment of cash dividend.

(2) Cash Flows

Cash and cash equivalents (hereinafter, "cash") as of June30, 2008 were ¥28,842 million, down by ¥3,607 million or 11.1% from the end of the previous fiscal year.

(Cash flows from operating activities)

Net cash provided by operating activities was ¥191 million, down by 82.9% compared with the same period of the previous fiscal year. This reflects decrease of income before income taxes and depreciation expense and increase in decrease in advances received and decrease in accounts payable-other.

(Cash flows from investing activities)

Net cash used in investing activities were ¥403 million, down by 85.9% compared with the same period of the previous fiscal year. There was an outflow of deposits into term deposit accounts in the first quarter of the previous year, but it did not occur in this first quarter.

(Cash flows from financing activities)

Net cash used in financing activities were ¥3,378 million, up by 82.6% compared with the same period of the previous fiscal year. This was due to payment of dividend in this quarter.

3. Qualitative Information regarding Forecast for Fiscal Year ending March 31, 2009

On May 9, 2008, the Company released a forecast of its financial results for FY2008. Attendance and Sales are in line with the forecast, and profits are slighter higher than the forecast with the effect of continued cost-control efforts and refund of development costs and gains from foreign exchange valuation.

Theme-park business has seasonality i.e. second and third quarters generate higher shares in the annual sales and profits because of summer vacation and holiday seasons. The Company's business is also surrounded by external risks rising material cost, weaker consumer confidence, unfavorable weather condition and foreign exchange risks. Therefore, the Company's forecast of its financial results for FY2008 remains unchanged.

4. Others

(1) Simplified accounting method or special accounting method for preparing quarterly financial reports adopted.

1. The company adopted a simplified method regarding the calculation of ending inventory, under which the quarter-end inventory is physically counted but calculated in a reasonable manner based on the actual inventory amount at the end of the previous fiscal year.
2. Regarding the calculation of income taxes, the company adopted the method to use only material items of addition and subtraction deduction and tax credit items.

(2) Changes in accounting principles, procedures and presentation methods for preparation of quarterly financial statements.

1. Effective from the fiscal year ending March 2009, the Company adopts "Accounting Standard for Quarterly Financial Reporting" (ASBJ Standard No. 12) and "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14). The Company prepares quarterly financial statements according to "Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements."
2. Previously, the Company valued inventories at cost, based on the moving average method regarding the basis of valuation and method of inventories. Effective from this first quarter, the Company adopts "Accounting Standard for Measurement of Inventories" (ASBJ Standard No. 9). In accordance with the changes, inventories are now valued at cost, based on the moving average method (cost being calculated using the book value reduction method due to a decline in profitability related to values stated in the balance sheets). The impact of this change on operating income, ordinary income, and income before income taxes is minor.

Non-consolidated quarterly balance sheets

(million yen)

	As of June 30, 2008	As of March 31, 2008
Assets		
Current assets		
Cash and deposits	18,842	25,449
Accounts receivable-trade	754	2,042
Short-term investment securities	10,000	7,000
Merchandise	1,009	827
Raw materials	66	80
Other	2,152	1,880
Allowance for doubtful accounts	(1)	(1)
Total current assets	32,824	37,279
Fixed assets		
Property, plant and equipment		
Buildings, net	50,069	50,815
Structures, net	16,897	17,260
Machinery and equipment, net	16,294	17,817
Other, net	3,611	3,858
Intangible assets	1,749	1,819
Investments and other assets	1,564	1,660
Allowance for doubtful accounts	(0)	(0)
Total noncurrent assets	90,186	93,231
Total assets	123,010	130,511
Liabilities		
Current liabilities		
Accounts payable-trade	603	1,019
Current portion of long-term loans payable	4,360	3,500
Advances received	10,284	12,765
Provision for bonuses	231	655
Provision for directors' bonuses	5	33
Other	4,365	6,451
Total current liabilities	19,850	24,425
Long-term liabilities		
Long-term loans payable	52,790	55,400
Provision for retirement benefits	915	878
Other	1,033	1,151
Total noncurrent liabilities	54,738	57,429
Total liabilities	74,589	81,854
Net assets		
Shareholders' equity		
Capital stock	31,191	31,182
Capital surplus	8,516	8,508
Retained earnings	8,679	8,940
Total shareholders' equity	48,387	48,631
Subscription rights to shares	33	24
Total net assets	48,421	48,656
Total liabilities and net assets	123,010	130,511

Non-consolidated quarterly statement of income

(Million yen)

	From April 1 2008 to June 30, 2008
Net sales	15,245
Cost of sales	11,807
Gross profit	3,438
Selling, general and administrative expenses	2,434
Operating income	1,004
Non-operating income	
Interest income	33
Refund of development costs	503
Other	311
Total non-operating income	848
Non-operating expenses	
Interest expenses	460
Other	17
Total non-operating expenses	477
Ordinary income	1,374
Extraordinary income	
Extraordinary loss	
Loss on disposal of fixed assets	10
Total extraordinary losses	10
Income before income taxes	1,364
Income taxes-current	1
Net income	1,362

Non-consolidated quarterly statement of cash flows

(Million yen)

	From April 1, 2008 to June 30, 2008
Net cash provided by (used in) operating activities	
Income before income taxes	1,364
Depreciation and amortization	3,121
Depreciation and amortization on other	80
Increase (decrease) in provision for bonuses	(424)
Increase (decrease) in provision for directors' bonuses	(27)
Interest and dividends income	(33)
Interest expenses	460
Loss (gain) on valuation of derivatives	(154)
Foreign exchange losses (gains)	16
Loss on disposal of fixed assets	10
Decrease (increase) in notes and accounts receivable-trade	1,287
Decrease (increase) in inventories	(164)
Increase (decrease) in notes and accounts payable-trade	(415)
Increase (decrease) in accounts payable-other	(1,609)
Increase (decrease) in advances received	(2,480)
Other, net	(309)
Subtotal	722
Interest and dividends income received	29
Interest expenses paid	(554)
Income taxes paid	(5)
Net cash provided by (used in) operating activities	**191**
Net cash provided by (used in) investment activities	
Purchase of property, plant and equipment	(361)
Purchase of intangible assets	(30)
Other, net	(12)
Net cash provided by (used in) investment activities	**(403)**
Net cash provided by (used in) financing activities	
Repayment of long-term loans payable	(1,750)
Proceeds from issuance of common stock	16
Cash dividends paid	(1,591)
Repayments of lease obligations	(53)
Net cash provided by (used in) financing activities	**(3,378)**
Effect of exchange rate change on cash and cash equivalents	(16)
Net increase (decrease) in cash and cash equivalents	(3,607)
Cash and cash equivalents at beginning of period	32,449
Cash and cash equivalents at end of period	28,842

Effective from the fiscal year ending March 2009, the Company adopts "Accounting Standard for Quarterly Financial Reporting" (ASBJ Standard No. 12) and "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14). The Company prepares quarterly financial statements according to "Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements."

(4) Note on premise of going concern

Not applicable.

(5) Note on significant changes in Shareholders' equity

Not applicable

Reference

(1) Non-consolidated quarterly statement of income (Summary)

(From April 1, 2007 to June 30, 2007)

(Million Yen)

	From April 1, 2007 to June 30, 2007
I Sales	16,825
II Cost of Sales	12,759
Gross Profit	4,065
III Selling, General and Administrative Expenses	2,432
Operating Income	1,633
IV Non-operating Income	555
V Non-operating Expenses	574
Ordinary Income	1,614
VI Extraordinary Loss	3
Net Income Before Income Taxes	1,610
Income Taxes	1
Net Income	1,609

(2) Non-consolidated quarterly statement of cash flows (Summary)

(From April 1, 2007 to June 30, 2007)

(Million yen)

	From April 1, 2007 to June 30, 2007
I Cash flows from operating activities	
Net income before income taxes	1,610
Depreciation expenses	3,417
Amortization expenses	81
Increase (decrease) in allowance for bonuses	(446)
Increase in allowance for directors' bonuses	6
Interest and dividend income	(3)
Interest expenses	556
Gain on revaluation of derivatives	(214)
Foreign exchange gain, net	(31)
Loss on disposal of fixed assets	3
Decrease (Increase) in accounts receivable, trade	1,273
Decrease (Increase) in inventories	(312)
Increase (Decrease) in accounts payable, trade	(319)
Decrease in accounts payable-other	(1,418)
Decrease in advances from customers	(2,324)
Others	(265)
Subtotal	1,613
Interest and dividends received	1
Interest paid	(491)
Income taxes paid	(5)
Net cash provided by operating activities	1,118
II Cash flows from investing activities	
Deposits into term deposit accounts	(2,263)
Payments of acquisition of tangible fixed assets	(455)
Payments of acquisition of intangible fixed assets	(132)
Others	(9)
Net cash used in investing activities	(2,860)

	From April 1, 2007 to June 30, 2007
Ⅲ Cash flows from financing activities	
Repayment of long-term debt	(1,750)
Proceeds from new stocks issuance	317
Payment of new stocks issuance related-costs	(314)
Repayment of deferred liabilities	(98)
Others	(4)
Net cash used in financing activities	(1,849)
Ⅳ Effect of exchange rate changes on cash and cash equivalents	32
Ⅴ Net decrease in cash and cash equivalents	(3,559)
Ⅵ Cash and cash equivalents at beginning of period	21,920
Ⅶ Cash and cash equivalents at end of period	18,360

(3) Note on premise of going concern (From April 1, 2007 to June 30, 2007)
Not applicable.

(4) Revenues (by category)

(million yen)

Category	First quarter of fiscal 2007 (Three-month period ended June 2007)	First quarter of fiscal 2008 (Three-month period ended June 2008)	Fiscal 2007 (Year ended March 31, 2008)
Operating sales	8,962	7,952	38,184
Merchandise sales	4,082	3,607	18,516
Food and beverage sales	2,412	2,083	10,816
Other sales	1,367	1,602	5,640
Total	16,825	15,245	73,158

(Note) In the above amount, consumption taxes are not included.

NEWS RELEASE

Announcement Time: 15:15, July 30, 2008

Contact: Takahashi
Corporate Communications
USJ Co., Ltd.
Tel 06-6465-3333 / Cellular 090-8829-0484

USJ Co., Ltd. Releases FY2008 First Quarter Results; Results In-Line with Company's Plan

USJ Co., Ltd. (Tokyo Stock Exchange Mothers 2142) today announced financial results for the first quarter of the fiscal year ending March 31, 2009 (FY2008).

Revenue for the first quarter ended June 30, 2008 was ¥15,245 million (a decline of 9.4% from the same period of the previous year, FY2007), operating income was ¥1,004 million (a decline of 38.5%), ordinary income was ¥1,374 million (a decline of 14.8%), and net income was ¥1,362 million (a decline of 15.3%). While the Company's financial results declined versus the same period of FY2007, they were in line with the Company's internal plans and profitability significantly grew from the same period of FY2006.

On May 9, 2008, the Company released a forecast of its financial results for FY2008 which reflected declines in the first six months of the fiscal year versus the same period of the prior year. The Company considered several factors in establishing these declines including the favorable attendance impact in the first quarter of FY2007 from the opening of the major coaster attraction Hollywood Dream the Ride in March, 2007 and the shorter Golden Week holidays in the first quarter of FY2008.

The Company's forecast of its financial results for FY2008 remains unchanged.

During the second and third quarters of this fiscal year, the Company has launched several new promotions to drive summer attendance and the Company will be introducing new product offerings during the Halloween and Christmas events. In addition, the Company plans to open a new major attraction in March 2009.

(For more details, please refer to the Financial Results or the company's IR site on; http://ir.usj.co.jp/en/Top.html.)

【Highlights of the Financial Results for the first quarter ended June 30, 2008】

Unit : ¥ million (Fractional amount less than one million yen are discarded.)

Operating Results	April 1, 2008 - June 30, 2008	April 1, 2007 – June 30, 2007	Increase /Decrease
Sales	**15,245**	16,825	-1,579
Operating Income	**1,004**	1,633	-629
Ordinary Income(Loss)	**1,374**	1,614	-239
Net Income(Loss)	**1,362**	1,609	-246
Net Income per Share	**629.36**	747.55	

UNIVERSAL STUDIOS JAPAN

NEWS RELEASE

Much-Anticipated New Attraction to Arrive at Universal Studios Japan™ in Spring 2009!

-- Glittering night parade – the largest and longest in Park history – featuring a series of gigantic floats adorning absolutely dazzling illuminations finally appears at the Park! --

August 28 (Thu), 2008

Universal Studios Japan in the spring of 2009 celebrates its 8th anniversary since Park opening thanks to the support of guests. In commemoration of the Park's 8th anniversary, the decision has been made to introduce a night parade (name yet to be determined) as a new attraction.

This night parade will be showing in the open air on the streets after sunset. An array of gigantic floats adorning illuminations utilizing the latest lighting technologies will parade throughout the Park along with entertainers dressed in colorful costumes as a fantasy-filled story unfolds, presenting an increasingly romantic and gorgeously colored night at Universal Studios Japan. Totally new and the Park's first ever parade performed at night, the parade is scheduled to be the longest in length and largest in scale of all the parades in Park history. The name, opening date, detailed content and other specifics concerning the parade will be announced once finalized.

END